

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
590 Madison Ave., 21st Floor
New York, NY 10022

   Re: Hoth Therapeutics, Inc.
     Registration Statement on Form S-1
     Filed April 11, 2024
     File No. 333-278620

Dear Robb Knie:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Emily A. Mastoloni, Esq.